Exhibit 99.1

Celestica Inc.

Annual Meeting of Shareholders

April 23, 2013

REPORT OF VOTING RESULTS

National Instrument 51-102 — Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

Business	Outcome of Vote

1.

Election of each director nominee proposed in the Management Information Circular of the Company dated March 7, 2013, to hold office until the close of the next annual meeting of shareholders or until their successors are elected or appointed, unless such office is earlier vacated in accordance with the Company’s by-laws:

Each nominee was elected as a director of the Company.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Dan DiMaggio	588,307,349	99.71	1,707,447	0.29
William A. Etherington	589,729,417	99.95	285,379	0.05
Laurette Koellner	587,909,736	99.64	2,105,060	0.36
Craig H. Muhlhauser	589,729,137	99.95	285,659	0.05
Joseph M. Natale	589,727,963	99.95	286,833	0.05
Eamon J. Ryan	588,303,141	99.71	1,711,655	0.29
Gerald W. Schwartz	578,517,397	98.05	11,497,399	1.95
Michael Wilson	578,152,401	97.99	11,862,395	2.01

2.

Appointment of KPMG LLP as the auditor of the Company until the next annual meeting of the Company’s shareholders or until its successor is duly appointed and to authorize the directors to fix its remuneration.

Carried by a show of hands.

Business		Outcome of Vote

3.	Approval of advisory resolution on the Company’s approach to executive compensation.	Approved.

Votes For	% Votes For	Votes Against	% Votes Against
579,215,084	98.17	10,799,712	1.83